Mail Stop 4561

May 1, 2007

Mr. William A. Osborn
Chairman of the Board and
Chief Executive Officer
Northern Trust Corporation
Fifty South La Salle Street
Chicago, Illinois 60603

>   **Re: Northern Trust Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 28, 2007**
>   **File No. 000-05965**

Dear Mr. Osborn:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 25 – Derivative Financial Instruments, page 62

1. In your correspondence filed with the commission on September 27, 2005, you represented that you would include a disclosure of how you assess hedge effectiveness for each of your hedging relationships. Please revise future filings, beginning with your next Form 10-Q, to include this disclosure and provide us with your proposed revisions.

*   *   *

As appropriate, please revise future filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with your response to our comment along with drafts of the proposed revisions to be included in your future filings. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your proposed revisions and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781, Rebekah Blakely Moore, Review Accountant, at (202) 551-3463 or me at (202) 551-3494, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief